Exhibit 10.1

May 31, 2024

Dear Serene:

As we have discussed, you are transitioning from your position as Chief of Staff / Chief Operating Officer at RE/MAX Holdings, Inc and RE/MAX, LLC (collectively, “RE/MAX” or the “Company”) to a part-time position as a Project Manager effective June 3, 2024 (the “Effective Date”). This will allow the Company to continue to capitalize on your knowledge, skills, and years of experience. Please review the terms outlined below and sign to indicate your acceptance of the terms of this letter agreement (the “Agreement”).

Employment

You are leaving your position as Chief of Staff / Chief Operating Officer as of the Effective Date. Your employment with RE/MAX will continue, although in a different role. As of the Effective Date, you will no longer be an officer of the Company. By agreeing to this letter, you resign as an officer of the Company and all of its affiliated entities as of the Effective Date. All terms of your employment not specifically mentioned herein remain the same. Your Continuous Service, under and as defined in the Company’s Omnibus Incentive Plans, will continue uninterrupted in your new role.

New Position

As of the Effective Date, you will transition to your new role as Project Manager. It is the Company’s expectation that you will work approximately thirty (30) hours per week. For the next few months, you will work primarily from a remote location but will be available to come into Denver HQ if necessary with reasonable advance notice. Beginning September 1, 2024, you will work in the office at Denver HQ two days per week, while otherwise continuing to work remotely. You will retain your company assets and access to your RE/MAX e-mail address.

Compensation

(a)	Base Salary, Target Bonus Opportunity, and Benefits

As of the Effective Date, your base salary will be adjusted to $130,000 annually. This position is an exempt position and will not be eligible for overtime. You will be eligible for a target bonus opportunity of 15% of this base salary. Target bonuses are contingent on individual performance and the Company achieving its financial goals. Your bonus may be paid in a combination of cash and RE/MAX Holdings stock. The amount and payment of the bonus, if any, will be determined in the discretion of the Company and in accordance with the applicable policy. You will no longer be eligible to receive equity grants under the Company’s Long-Term Incentive (LTI) program. You will receive standard Company benefits during your employment.

(b)	2024 Bonus

Subject to all other terms as stated herein, you will be entitled to a pro-rata portion of the 2024 bonus for each of your roles, based on the portion of the year that you were employed, and based upon duration of time in each position and the base salary for each position. Your bonus may be paid in a combination of cash and RE/MAX Holdings stock. Any such bonus payment will be made at such time as determined by the Company in its sole discretion (but no later than March 15, 2025) and will be based on the Company’s achievement of financial or other goals and Employee’s pre-established performance criteria as well as the applicable bonus plan document. The amount and payment of the bonus, if any, will be determined in the discretion of the Company and in accordance with the applicable policy.

Notwithstanding the foregoing, you will forfeit any bonus for the 2024 bonus plan year if:

(1)	The Separation Date (as defined herein) is on or prior to June 30, 2024; or
(2)	You voluntarily terminate your employment prior to the date the 2024 bonus is paid; or
(3)	The Company terminates you for Cause (as defined below) prior to the date the 2024 bonus is paid.

For any bonus plan year after 2024 in which you are employed, if the Company terminates your employment without Cause after June 30, you will be eligible for a pro-rata bonus at the bonus rate and base salary of your current position, in the amount to be determined in the discretion of the Company and in accordance with applicable policy, to be paid at such time as determined by the Company in its sole discretion (but no later than March 15 of the following year).

For purposes of this Agreement “Cause” has the meaning set forth in the Retention Bonus Agreement (as defined below).

(c)	Retention Bonus

Under the November 2023 Retention Bonus Agreement (the “Retention Bonus Agreement”), you are eligible to receive a bonus in the amount of $391,230, subject to the terms of the Retention Bonus Agreement, on the earlier of (1) November 13, 2024, or (2) the date on which your employment is terminated without Cause or due to your death or disability. By accepting this Agreement, you agree that the changes in your employment and compensation under this Agreement do not constitute Good Reason under and as defined in the Retention Bonus Agreement.

(d)	Restricted Stock Units

For the duration of your Continuous Service with RE/MAX, your outstanding RSU grants will continue to vest. Should the Company terminate your Continuous Service without Cause (other than due to your death or disability), or should you voluntarily terminate your employment at any time on or after the first anniversary of the Effective Date, then:

•	All then unvested time-based RSUs will vest in full as of the Separation Date (as defined herein); and
•	All then unvested performance-based RSUs will vest as though your Continuous Service terminated due to your death or Disability, except any Tranche(s) of the Award corresponding to any Performance Period(s) that have not begun as of the date of termination will continue to vest as though your Continuous Service had not terminated. (Capitalized terms in this bullet shall have the meanings ascribed to those terms in the applicable Restricted Stock Unit Agreements.)

If you voluntarily terminate your Continuous Service prior to the first anniversary of the Effective Date, or if the Company terminates you for Cause, all then unvested RSUs will be forfeited as of the Separation Date.

(e)	Clawback

Any incentive compensation paid to you related to your service as Chief of Staff / Chief Operating Officer (whether received before or after the Effective Date) remains subject to the Company’s Amended and Restated Incentive Compensation Recoupment Policy.

Separation

You agree not to voluntarily terminate your employment with the Company prior to the first anniversary of the Effective Date. If you voluntarily terminate your employment prior to one year after the Effective Date, or if the Company terminates you for Cause, you will forfeit all severance benefits under the Company’s Severance and Retirement Plan and under this Agreement.

If you voluntarily resign at any time after one year past the Effective Date, or if the Company terminates your employment without Cause, you will be presented with a Separation Agreement and General Release of Claims, which includes a full release of all claims, non-solicit, and confidentiality provisions, and which you may sign after your last date of employment (the “Separation Date”). After signing the Separation Agreement and General Release of Claims, and not revoking your acceptance thereafter, you will be eligible for the following separation benefits (“Separation Benefits”):

•	12 months of base salary (at the base salary earned as Chief of Staff / Chief Operating Officer, which is $391,230);
•	12 months of outplacement assistance;
•	Health Benefits Stipend (as defined in the Company’s Severance and Retirement Plan) for 12 months; and
•	Any bonus payment for which you may be eligible, if any, as detailed in this Agreement.

The Separation Benefits will be paid in the form and at the time(s) and, except as provided herein, subject to the terms and conditions specified in the Company’s Severance and Retirement Plan. The Separation Benefits will be the only benefits available to you under the Company’s Severance and Retirement Plan, and you hereby forfeit any rights to additional severance or retirement benefits, other than those outlined herein. As of and following the Effective Date, you are not entitled to any benefits under the Change in Control Severance Plan.

Release

For sufficient consideration, which is hereby acknowledged, you agree to irrevocably and unconditionally release RE/MAX as well as its predecessors, successors, and assigns, and its and their present and former principals, members, agents, employees, officers, parents, subsidiaries, related corporations, affiliates, joint ventures, insurers, shareholders, and representatives (“Released Parties”), to the fullest extent permitted by law, from any and all Claims (as defined herein), whether known or unknown, including, but not limited to, Claims made, to be made, or which might have been made as a consequence of your employment by RE/MAX or arising out of, related to or connected with the change in the employment relationship or any acts committed or omitted by RE/MAX or any of the Released Parties during the existence of the employment relationship. You agree, to the fullest extent permitted by law, that you will not file or pursue, nor cause or permit to be filed or pursued, any action for damages against any of the Released Parties involving any Claim released under this Agreement. You further agree that you will neither pursue nor accept any further benefit or consideration from any source whatsoever with respect to any Claim against the Released Parties.

(a)	The foregoing Release does not include any claims that cannot be released or waived by law, including but not limited to the right to file a charge with or participate in an investigation conducted by certain government agencies. However, you are releasing and waiving any right to any monetary recovery should any government agency (such as the Equal Employment Opportunity Commission) successfully pursue any claims on your behalf.
(b)	Nothing in the foregoing Release is intended to limit or restrict your right to challenge the validity of this Agreement as to claims and rights asserted under the Age Discrimination in Employment Act.
(c)	Since you are at least forty (40) years of age, you have certain federal rights which must be explicitly waived. Specifically, you are protected by the Age Discrimination in Employment Act (“ADEA”) and the Older Workers Benefit Protection Act (“OWBPA”) from discrimination in employment because of age. By executing this Agreement, you are waiving such rights and releasing any past or current Claims with respect to a violation of such rights. The following subparagraphs (a)-(e) apply solely to your waiver of rights and claims under the ADEA and OWBPA:

a.	Notwithstanding the forgoing release, this does not waive rights or claims that may arise under the ADEA and the OWBPA after you execute this release;
b.	You are advised to consult with an attorney before executing this release;
c.	You have twenty-one (21) days to consider the waiver of rights and claims under the ADEA and the OWBPA;
d.	You may revoke your waiver of rights and claims pursuant to and under the ADEA and the OWBPA during a period of seven (7) days following your execution of this release;
e.	Any agreed upon changes or modifications, whether material or immaterial, to this Agreement will not modify or otherwise extend the consideration period set forth herein.

(d)	For purposes of this Agreement, the term “Claim(s)” will include, but is not limited to, the following:

a.	any and all actions, causes of action, proceedings, demands, suits, grievances, debts, complaints, claims, liabilities, obligations, promises, agreements, controversies, losses, damages and expenses of every kind and nature (including attorneys’ fees and other costs actually incurred), including but not limited to, initial claims, counterclaims, cross-claims and third-party claims and claims based upon contract, tort, intentional tort, statutes, regulations, common law and equity;
b.	any action or claim under federal, state or local law, regulation or executive order, including, but not limited to, actions or claims under Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1866, as amended; the Equal Pay Act, as amended; the Fair Labor Standards Act, as amended; the Age Discrimination in Employment Act, as amended (including the Older Workers Benefit Protection Act); the Americans With Disabilities Act, as amended; the Worker Adjustment Retraining and Notification Act, as amended; the Employee Retirement Income Security Act of 1974, as amended; the Family and Medical Leave Act, as amended; the National Labor Relations Act, as amended; Genetic Information Nondiscrimination Act of 2008, as amended, and the Occupational Safety and Health Act of 1970, as amended, all corresponding state anti-discrimination statutes, codes, laws or ordinances; and

c.	any action or claim for compensation, benefits, backpay, front pay, defamation, reinstatement, wrongful discharge or demotion, failure to hire, promote or transfer, promissory estoppel, breach of contract or of an implied covenant of good faith and fair dealing, emotional distress, compensatory damages, punitive damages, attorneys’ fees, and/or loss of seniority; and any action or claim based on or related to a service letter.

Section 409A

All payments and benefits addressed in this Agreement are intended to be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”) and for this purpose each payment shall be considered a separate payment. To the extent any such payments or benefits are not exempt from the requirements of Code Section 409A, it is intended that they comply with Code Section 409A and all governing plans and agreements will be interpreted accordingly. To the extent any amounts are payable by reference to an employee’s “termination of employment” or termination of Continuous Service, such term shall be deemed to refer to the employee’s “separation from service,” within the meaning of Code Section 409A to the extent required to avoid accelerated taxation and/or penalties under Code Section 409A. Notwithstanding anything to the contrary, to the extent required to avoid accelerated taxation and/or penalties under Code Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six (6)-month period immediately following your separation from service shall instead be paid on the first business day after the date that is six (6) months following the your separation from service (or, if earlier, death). Notwithstanding the foregoing, under no circumstances shall the Company or any affiliate or any of its or their employees, officers, directors, service providers or agents have any liability to any person for any taxes, penalties or interest due on amounts paid or payable under the Plan, including any taxes, penalties or interest imposed under Code Section 409A.

Again, thank you for your years of service to RE/MAX and I look forward to continuing to work with you in your new role. Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Erik Carlson

Erik Carlson
CEO, RE/MAX Holdings, Inc.

Accepted:

/s/ Serene Smith

Serene Smith
Date: May 31, 2024